EXHIBIT (a)(8)




         MID-WISCONSIN FINANCIAL SERVICES, INC. ANNOUNCES
            RESULTS OF SELF-TENDER FOR ITS COMMON STOCK


 For immediate release
 January 22, 1999
 Contact: Gene C. Knoll, President & CEO
          Mid-Wisconsin Financial Services, Inc.
          Medford, Wisconsin
          748-8300

 Mid-Wisconsin Financial Services, Inc. (OTC Electronic Bulletin Board -
 MWFS) announced today the results of its self-tender offer which expired at 5:00 p.m., CST, on Friday, January 15, 1999. Mid-Wisconsin had offered to purchase up to 93,045 shares of its issued and outstanding common stock for $27.50 per share. The tender offer began on December 14, 1998.

 Mid-Wisconsin accepted 39,348 shares of its common stock for purchase in connection with its tender offer. The shares purchased represent approximately 2.11% of the shares outstanding immediately prior to the tender offer. Following the purchase of accepted shares, Mid-Wisconsin will have 1,821,545 shares of its common stock outstanding.

 Gene C. Knoll, President and CEO of Mid-Wisconsin, said: "We felt that the repurchase of our stock was an appropriate use of our capital at this time, especially as we feel that our stock has recently been somewhat undervalued in market quotations. Although Mid-Wisconsin's offering price represented a premium over market quotations during the tender, the tender was significantly undersubscribed. We view that result as an indication from our shareholders that they are optimistic about Mid-Wisconsin's future and the long-term value of Mid-Wisconsin stock.
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 While we would have liked to have been able to repurchase more of our stock, we consider the tender to have been a success."

 Mid-Wisconsin Financial Services, Inc. is the holding company for Mid-Wisconsin Bank, a $275 million independent community bank serving numerous communities throughout central Wisconsin.